UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

[_]    TRANSMISSION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 0-18881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRADLEY PHARMACEUTICALS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

BRADLEY PHARMACEUTICALS, INC.
383 Route 46 West
Fairfield, NJ 07004-2402

BRADLEY PHARMACEUTICALS, INC.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2003 and 2002

C O N T E N T S

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Supplemental Schedule

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes	14

Signature

Exhibit 23.1 Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants of
   Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bradley Pharmaceuticals, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 25, 2004

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
Assets
Investments, at fair value (see Note C)
Collective trust	$ 668,927	$ 436,575
Mutual fund	1,251,897	518,526
Stock	2,664,701	1,490,672

	4,585,525	2,445,773

Cash	158	157
Participant loans	18,770	14,554

Receivables
Employer contributions	79,419	50,123
Participant contributions	45,137	21,581

Total receivables	124,556	71,704

NET ASSETS AVAILABLE FOR BENEFITS	$4,729,009	$2,532,188

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
Additions to net assets attributed to
Investment income
Net appreciation (depreciation) in fair
value of investments (see Note C)	$1,692,775	$ (939,702)
Interest and dividends	30,228	27,964

Total investment income	1,723,003	(911,738)

Contributions
Participant contributions and rollovers	466,048	281,626
Employer contributions	79,419	50,123

Total contributions	545,467	331,749

Total additions	2,268,470	(579,989)

Deductions from net assets attributed to
Benefit payments to participants	71,649	68,295

Total deductions	71,649	68,295

NET (DECREASE) INCREASE
IN NET ASSETS	2,196,821	(648,284)

Net assets available for benefits
Beginning of year	2,532,188	3,180,472

End of year	$4,729,009	$ 2,532,188

The accompanying notes are an integral part of these statements.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - DESCRIPTION OF THE PLAN

1.	General

The following brief description of Bradley Pharmaceuticals, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan, which became effective on January 1, 1997. All employees of Bradley Pharmaceuticals, Inc. (the “Company”) are eligible to participate after satisfying age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

Participants may contribute up to 15 percent of their annual pretax compensation to the Plan, limited by the maximum permitted by the Internal Revenue Code, $12,000 for the calendar year ended 2003 and $11,000 for the calendar year ended 2002, as further limited by the Internal Revenue Code. For participants age 50 or older, catch-up contributions of $1,000 and $2,000 in 2002 and 2003, respectively, in accordance with Internal Revenue Code limits, are allowed. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 25 percent of the first 6 percent of the pretax base compensation that is contributed to the Plan. The matching contribution is calculated once a year on December 31, for active employees on that date. The Company may fund its matching contribution with shares of Company stock held in its treasury. Forfeitures which represent nonvested balances relating to terminated participants are available to be used to reduce the Company’s matching contributions. The Company contributions for 2003 and 2002 were not reduced by any forfeited amounts. Plan forfeiture approximate $14,604 and $14,060 for 2003 and 2002, respectivley. Approximately $43,000 is available to reduce future Company contributions.

3.	Participant Accounts

Individual accounts are maintained for each participant. The account of each participant is credited with: (a) the contributions of the participant, (b) allocation of any applicable Company contributions, if eligible, and (c) an allocation of plan earnings, based on account balances. The account balances are charged for loans and withdrawals of the participants. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE A (continued)

4.	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of the participant’s account balance, plus actual earnings thereon, is based on years of service. A participant becomes vested at a rate of 20 percent per year, becoming 100 percent vested after five years of credited service.

5.	Participant Loans

Active participants may borrow from their vested accounts to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment from (to) the participant loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balances in the accounts of the participants and bear interest at a rate commensurate with the prime interest rate at the date of the loan. As of December 31, 2003 and 2002, average interest rates range between approximately 7.0 percent and 10.5 percent. Principal and interest are paid ratably, generally through bi-weekly payroll deductions.

6.	Payment of Benefits

Upon termination of service, a participant who has vested benefits of $5,000 or below receives a lump-sum distribution. A participant whose vested benefits are over $5,000 may elect to receive the vested portion of his/her account as a lump-sum distribution, or in monthly installments over a period not to exceed his/her life expectancy, or the joint and last survivor life expectancy of him/her or his/her beneficiary. Active employees, over the age of 59-1/2, may withdraw all available amounts in their accounts. Certain hardship withdrawals by active employees may be allowed, as determined by the Plan Committee, to the maximum amount available for hardship distribution in the account of the participant.

7.	Administration

Substantially all administrative expenses, including the expenses related to the use of premises, facilities and equipment, etc., for the years ended December 31, 2003 and 2002, were paid by the Company.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE A (continued)

8.	Trust Funds

Beginning December 1, 2001, the assets of the Plan are held by Frontier Trust Company, as Trustee of Bradley Pharmaceuticals, Inc. 401(k) Savings Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and Company common stock. The assets of the Trust are invested with the following investment managers as of December 31, 2003 and 2002: Fund Asset Management, L.P. and Merrill Lynch Asset Management, L.P. (subsidiaries of Merrill Lynch & Co.); and John Hancock.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

2.	Investment Valuation and Income Allocation

The investments of the Plan and Trust are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Bradley common stock are valued at fair value, as determined by quoted market prices. Other investments, not having an established market value, are valued at estimated fair value, as determined by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on the accrual basis.

3.	Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions in determining the reported amounts of net assets and disclosure of contingent assets and liabilities, as of the date of the financial statements, and reported amounts of additions to the net assets and deductions from the net assets during the reporting period. Actual results may differ significantly from those estimates.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE B (continued)

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Concentrations of risk.

The Plan invested a substantial portion of its assets, approximately 58 percent in the securities of the Plan sponsor. A decrease in the value of the Plan Sponsor’s securities, would negatively impact the Plan’s performance levels.

6.	Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as internet rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002. All investments are participant directed, except for the portion of the employer match invested in Company stock (Note G).

	2003	2002
Bradley Pharmaceuticals, Inc.
Class A Common Stock,
43,841.8640 shares and
50,790.0230 shares, respectively	$1,114,899	$661,794

Bradley Pharmaceuticals, Inc.
Class A Common Stock,
60,943.8460 shares and
63,613.0468 shares,
respectively*	1,549,802	828,878

Merrill Lynch Retirement
Preservation Trust,
668,926.62 shares and 436,575.31
shares, respectively	668,927	436,575

* Nonparticipant-directed investments

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE C (continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,692,775 and $(939,702), respectively, as follows:

	2003	2002
Common stock	$ 1,488,861	$(837,645)

Mutual funds	203,914	(102,057)

	$ 1,692,775	$(939,702)

NOTE D - RELATED PARTY TRANSACTIONS

The Company funds its matching contribution with common stock held in the Company’s treasury. Furthermore, one of the permitted investment options for employees is to invest in Company stock.

The Plan Sponsor pays fees for the investment management services.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F - INCOME TAX STATUS

The prototype Plan sponsor has obtained an opinion letter dated August 7, 2001 in which the Internal Revenue Service stated that the restated prototype Plan document was in compliance with applicable requirements of the Internal Revenue Code. The plan administrator timely adopted the restated prototype Plan. The plan administrator believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE G - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net assets
Common stock	$ 1,549,802	$ 828,878

Changes in net assets
Contributions	$ 79,419	$ 50,123
Net appreciation in fair value of	668,394	(407,704)
investments *
Benefits paid to participants	(26,889)	(37,351)

	$ 720,924	$(394,932)

*Includes interest and dividends.

NOTE H - COMMITMENTS AND CONTINGENCIES

From 1997 through January 2004, the Plan sponsor failed to register, in compliance with applicable securities laws, shares of the Plan sponsor’s common stock transferred to participants in its 401(k) plan and the interests of those participants in that plan, which may also be deemed securities requiring registration. The Plan sponsor intends to offer a 30-day right of rescission to those participants who received shares of its common stock in violation of applicable securities laws during the two years preceding the date of the rescission offer, the statute of limitations period that the Plan sponsor believes may apply to claims for rescission under applicable state laws, or possibly a longer or shorter period.

Under the rescission offer, the participants will be entitled to require the Plan sponsor to repurchase those shares at the price per share of the Plan sponsor’s common stock when the shares were transferred to the participant’s account, plus interest at a rate to be determined.

Based upon the Plan sponsor’s preliminary investigation, the Plan sponsor currently believes that approximately 22,000 shares of its common stock were transferred to 401(k) plan participants since January 1, 2002 in violation of applicable securities laws and, if subject to its rescission offer, would have an aggregate repurchase price of approximately $301,000, plus interest. The Plan sponsor may also face fines and other penalties for its violation of applicable securities laws, and may be required to offer rescission to participants who received shares of the Plan sponsor’s common stock prior to the two-year period preceding our anticipated rescission offer.

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003 and 2002

NOTE H (continued)

In addition, applicable securities laws do not expressly provide that the Plan sponsor’s planned rescission offer will terminate a participant’s right to rescind a sale of stock that was not properly registered. Accordingly, the Plan sponsor may continue to have a contingent liability relating to the shares transferred to participants who do not accept the rescission offer, based upon the price per share of the Plan sponsor’s common stock when the shares were transferred to the participant’s account.

SUPPLEMENTAL SCHEDULE

Bradley Pharmaceuticals, Inc. 401(k) Savings Plan

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2003

Employer Identification Number - 13-5565207
Plan Number - 011

(a)	(b)	(c)	(d)	(e)
Shares	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral par or maturity value	Cost	Current value

104,785.71	Bradley Pharmaceuticals, Inc.	Bradley Pharmaceuticals, Inc., Class A common stock*	$420,988	$2,664,701

668,926.62	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	668,926	668,927
5,834.492	Merrill Lynch	Merrill Lynch International Equity Fund, Class B	49,563	48,601
1,019.048	Merrill Lynch	Merrill Lynch Pacific Fund, Class B	15,798	17,568
5,854.263	Merrill Lynch	Merrill Lynch Focus Value Fund, Class B	58,352	65,802
5,974.881	Merrill Lynch	Merrill Lynch Small Cap Value Fund, Class B	118,576	140,051
10,535.627	Merrill Lynch	Merrill Lynch Global Allocation Fund, Class B	141,191	154,979
1,439.383	Merrill Lynch	Merrill Lynch Utilities & Telecom Fund, Class B	12,314	12,523
5,688.087	Merrill Lynch	Merrill Lynch Fundamental Growth Fund, Class B	91,456	85,549
1,343.067	John Hancock	John Hancock Core Equity Fund, Class B	31,757	32,489
6,281.039	Merrill Lynch	Merrill Lynch S&P 500 Index	79,688	85,548
1,345.503	AIM	AIM International Equity	21,148	20,667
1,062.41	Merrill Lynch	Merrill Lynch Global Growth Fund, Class B	8,265	9,030
2,235.519	Merrill Lynch	Merrill Lynch Global Tech Fund, Class B	19,602	16,275
13,666.217	Merrill Lynch	Merrill Lynch Health Fund, Class B	62,262	64,914
3,114.082	Merrill Lynch	Merrill Lynch Eurofund, Class B	33,829	38,615
11,551.843	John Hancock	John Hancock Small Cap Growth Fund, Class B	93,344	88,949
7,484.789	Merrill Lynch	Merrill Lynch Basic Value Fund, Class B	207,305	224,094
9,768.344	Merrill Lynch	Merrill Lynch BD Core Bond Fund, Class B	110,867	114,485
507.538	Merrill Lynch	Merrill Lynch Balance Capital Fund, Class B	12,374	13,039
1,443.238	Merrill Lynch	Merrill Lynch Developing Cap Markets, Class B	15,883	18,719
	Participant loans (interest rate of 7% to 10.5%)	Loan Fund	18,770	18,770

			$2,292,258	$4,604,295

* Represents a party-in-interest.

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADLEY PHARMACEUTICALS, INC. 401(k) SAVINGS PLAN

	By:	/s / R. Brent Lenczycki R. Brent Lenczycki Vice President & Chief Financial Officer

Dated: June 25, 2004